UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hydro Wind Energy, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> July 14, 2020

Physical Address of Issuer:

355 Bryant Street, Office 403, San Francisco, CA 94107, United States

Website of Issuer:

https://hw.energy/

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0 full-time employees.

	Most recent fiscal year-end (2020)*	Prior fiscal year-end (2019)**
Total Assets	$425,066	$0
Cash & Cash Equivalents	$135,666	$0
Accounts Receivable	$0	$0
Short-term Debt	$429,225	$0
Long-term Debt	$106,870	$0
Revenues/Sales	$0	$0
Cost of Goods Sold*	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(213,076)	$0

*Financial results reflect the consolidation of the Company and its majority-owned subsidiary, Hydro Wind Energy Ltd.
**The Company was formed on July 14, 2020 and had no operations in 2019.
***Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 8, 2022

HYDRO WIND ENERGY, INC.



Up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Hydro Wind Energy, Inc. ("**HWE,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	500,000	$30,000	$470,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$5,000,000	$300,000	$4,700,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. PRIME TRUST, LLC, A TECHNOLOGY SERVICE PROVIDER TO THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES HEREIN. PRIME TRUST, LLC'S MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST, LLC'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://hw.energy/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/hydro-wind-energy

The date of this Form C is April 8, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

i

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Hydro Wind Energy, Inc. is developing a disruptive technology to solve three of the biggest challenges of the 21st century: low-cost clean electricity, grid-scale energy storage and seawater desalination. The Company was incorporated in Delaware as a corporation on July 14, 2020.

The Company is located at 355 Bryant Street, Office 403, San Francisco, CA 94107, United States.

The Company's website is https://hw.energy/.

The Company is headquartered and qualified to conduct business in California. The Company sells its products and services through the Internet and throughout the United States and internationally.

The Company owns a 61.99% ownership interest in Hydro Wind Energy Ltd., a company registered in England and Wales. Hydro Wind Energy Ltd. was incorporated on February 8, 2018. Our financial statements include the financial results of Hydro Wind Energy Ltd., which have generated all of the revenues for the Company to date.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/hydro-wind-energy (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

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The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$500,000 +
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 28.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected related to the COVID-19 crisis. Conditions have eased. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In

developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings

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and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer

capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in foreign, federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the foreign, federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, foreign, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable foreign, federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the foreign, federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of foreign, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our business may depend on the continued availability of rebates, tax credits and other financial incentives.

Our products and services relating to producing electricity and desalinization technologies will be sold to businesses. In many of the countries where these products and services will be sold, financial incentives to purchase such products and services may be offered to businesses by such governments, including rebates and tax credits. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and harm our financial results.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The pending share for share exchange with a holder of shares in the Company's majority owned entity will result in changes to the Company's capitalization table.

The Company has agreed to enter into a share-for-share transaction with Seedrs Nominee Limited, which owns 1,453,684 Ordinary Shares of the Company's majority owned entity (the "**UK Subsidiary Investor**"), Hydro Wind Energy Ltd. This will result in the issuance of 1,453,684 shares of the Company's Common Stock. As a result of the share-for-share transfer, the Company will obtain an additional 12.69% ownership interest in Hydro Wind Energy Ltd., giving the Company an ownership interest in that entity of 74.68%. Although the governance of the Company and its UK subsidiary will not change, the UK Subsidiary Investor will now become an owner of the U.S. entity. The Company does not believe there will be adverse tax or other consequences as a result of this transaction, but if there are, it could have a material adverse impact on the Company in the event the Company has to indemnify the UK Subsidiary Investor for any claims or damages as a result of this transaction.

The UK Subsidiary Investor will hold pre-emptive rights on future issuances of the Company's Capital Stock.

In connection with the transaction with the UK Subsidiary Investor, the UK Subsidiary Investor is expected to continue to have pre-rights on future issuances of the Company's Capital Stock. This will allow the UK Subsidiary Investor to maintain their percentage ownership in the Company. This granting of pre-emptive rights could impact the Company's ability to raise capital from other investors. Additionally, if exercised, pre-emptive rights could create additional dilution to other investors in the Company.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S.

Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or

beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company is a technology start-up focused on developing a disruptive technology to solve three of the biggest challenges of the 21st century: low-cost clean electricity, grid-scale energy storage and seawater desalination. Electricity will be generated from wind offshore using vertical axis wind rotors and offshore based kite systems. The Company has also developed and started to commercialize the world's only low-cost handheld seawater desalination device for humanitarian purposes and the marine and sailing sector.

Business Plan

The Company plans to grow its business by increasing new product sales and marketing, investing in research and development and through hiring. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
OceanHydro Wind/Omni	Power generation technology that harnesses wind offshore, stores the energy subsea and releases it on demand as electrical energy.	Governments and business to business (B2B)
SubSea RO Wind/Omni	Seawater desalination technology that utilizes subsea pressure to drive a reverse osmosis process and wind for mechanical lift.	Governments and B2B
QuenchSea	Low-cost portable, handheld device that instantly turns seawater into fresh water	Governments, B2B and business to consumer (B2C)

Competition

The markets in which our products are sold are highly competitive.

Our OceanHydro Wind product competes against other power generation and energy storage companies. Examples of competitors includes wind turbine companies, offshore floating wind farms, and companies offering evolving marine and kite technologies.

Our SubSea RO Wind product competes against other desalination technologies, including those offering membrane (RO) and thermal desalination.

Our QuenchSea product is creating a new product category for portable manually powered seawater desalination devices. Currently, QuenchSea is the world's only low-cost handheld manually powered seawater desalination device in the market.

Customer Base

The Company's business model consists of targeting B2B customers for power generation and water. The seawater handheld desalination device (QuenchSea) has both a B2B and B2C target market. Our products and services are sold across countries as well as direct-to-consumers online. Core target markets for QuenchSea are Humanitarian, Disaster Relief and Portable Water Purification.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
GB2550692*	"Power Generation and Energy Storage"	Patent	May 19, 2017	October 9, 2019	Great Britain
GB2571691*	"Water Desalination"	Patent	July 3, 2019	September 21, 2021	Great Britain
GB2575336*	"Water Power and Energy Storage"	Patent	February 14, 2019	October 20, 2021	Great Britain
GB2108707.7*	"Power Generation and Gravity-based Storage"	Patent	June 18, 2021	Pending	Great Britain
UK00003559038**	"Quench Sea"	Trademark-Figurative	November 23, 2020	April 2, 2021	Great Britain

*Patents issued to Hydro Wind Energy Ltd.
**Trademark issued to Hydro Wind Energy Ltd.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://hw.energy/ and www.quenchsea.world domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of foreign and U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$300,000
Operations and Infrastructure (1)	65%	$16,250	65%	$3,250,000
Technology & Product Development (2)	20%	$5,000	20%	$1,000,000
Sales and Marketing	7%	$1,750	7%	$350,000
Inventory	2%	$500	2%	$100,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) These proceeds will be used to build out the Company's infrastructure. We expect to hire additional personnel across all areas of our business and build out our infrastructure and operations.

(2) We will continue to invest heavily in research and product development. We intend to build and test a sub-scale system of our power generation and seawater desalination technologies. We will also use a portion of the proceeds to help scale our portable seawater desalination device.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lee King	CEO, Co-Founder and Director	CEO and Co-Founder of Hydro Wind Energy, Inc., 2020 - Present Responsible for strategy and general CEO responsibilities CEO and Founder of Hydro Wind Energy Ltd., 2018 - Present Responsible for strategy and general CEO responsibilities	University of Aberdeen, M.A. and MSc, International Business, 2004
Maryam Hassani	Chief Innovation Officer and Co-Founder	Chief Innovation Officer and Co-Founder of Hydro Wind Energy, Inc., 2020 – Present Responsible for innovation strategy Chief Innovation Officer and Co-Founder of Hydro Wind Energy Ltd., 2019 - Present Responsible for innovation strategy	New York University Abu Dhabi, Political Science, 2017
Hayk Vasilyan	Chief Technology Officer and Co-Founder	Chief Technology Officer and Co-Founder of Hydro Wind Energy, Inc., 2020 – Present Responsible for technology development Chief Technology Officer and Co-Founder of Hydro Wind Energy Ltd., 2019 - Present Responsible for technology development	University of Southampton, Rolls-Royce Technology Centre, PhD., Computational Engineering and Design, 2018; University of Turin, Italy, MSc, Mechanical Engineering, 2015; University of Turin, Italy, BSc, Mechanical Engineering, 2015
Abdulla Ghaly	IT Systems Integrator, IT Director and Co-Founder	IT Systems Integrator, IT Director and Co-Founder of Hydro Wind Energy, Inc., 2020 – Present Responsible for IT, AI and systems integration	UCL, MSc, Electrical and Telecommunications Engineering, 2005; Queens Mary University, Electrical and

16

		IT Systems Integrator, IT Director and Co-Founder of Hydro Wind Energy Ltd., 2018 - Present Responsible for IT, AI and systems integration	Telecommunications Engineering, 2004
Bilal Dantata	System Engineer	Responsible for system design and environmental impact assessment	Florida International University, B.A., Architecture and Interdisciplinary Studies, 2021

Biographical Information

Lee King: Lee is the concept architect, CEO and Founder of the Company and of Hydro Wind Energy Ltd. He is a graduate of the University of Aberdeen holding an MA and MSc in International Business. Lee has over 10 years of experience in business management, business development, investment funds, project finance, investment and technology strategies, as well as with projects focusing on water desalination, water security and energy.

Maryam Hassani: Maryam is the Chief Innovation Officer and Co-Founder of the Company and of Hydro Wind Energy Ltd. She holds a BA from New York University Abu Dhabi. She was a consultant with Ernst & Young's Advisory practice focusing on Innovation & Strategy specifically with the MBRIF (Mohammed Bin Rashid Innovation Fund). She has experience operating as a leading innovation strategist and facilitating corporate initiatives and their integration with government entities.

Hayk Vasilyan: Hayk is the Chief Technology Officer and Co-Founder of the Company and of Hydro Wind Energy Ltd. He is a renowned researcher in manufacturing technologies and materials. Hayk holds a Mechanical Engineering BSc, MSc from the University of Turin, Italy, and a PhD in the field of Computational Engineering and Design at the Rolls-Royce Technology Centre from the University of Southampton. He has a wide range of experience in product design, systems integration, manufacturing technologies, robotics, materials science and renewable energy.

Abdulla Ghaly: Abdulla is the IT Systems Integrator, IT Director and Co-Founder of the Company and of Hydro Wind Energy Ltd. He is a graduate of Queens Mary University and UCL with an MSc in Electrical and Telecommunications Engineering. He has over 10 years of experience as a Telecoms Engineer and IT systems integrator for one of the largest utility companies in the UK.

Bilal Dantata: Bill is the System Design Engineer for the Company and of Hydro Wind Energy Ltd. He is a graduate of Florida International University with a BA Architecture and Interdisciplinary Studies. Bill has experience in sustainable building, modular, and environmental design.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, the Company has entered into an indemnification agreement with Lee King.

Employees

The Company currently has 0 employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). Additionally, the Company has established the 2020 Stock Incentive Plan for which 2,000,000 shares are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,200,000 shares of Common Stock, including 100,000 restricted shares issued under the 2020 Stock Incentive Plan, will be issued and outstanding. Additionally, the Company has 236,000 options to purchase Common Stock issued and outstanding and an additional 1,664,000 shares available for issuance under the 2020 Stock Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,200,000*
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	97.20%

*Includes 100,000 restricted shares issued pursuant to the Company's 2020 Incentive Plan

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	236,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.80%

Outstanding Options, Safes, Convertible Notes, Warrants of Majority-Owned Subsidiary, Hydro Wind Energy Ltd.

Type of security	Convertible Notes
Amount Outstanding	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1. Valuation Cap: $3,000,000; 2. Discount of 20%; 3. Maturity Date: December 19, 2022
Interest Rate	5%

Type of security	Convertible Note
Amount Outstanding	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1. Valuation Cap: $10,000,000; 2. Discount of 50%; 3. Maturity Date: May 17, 2022
Interest Rate	5%

Type	Share Option Agreement
Shares Issuable Upon Exercise	6% of Fully-Diluted Capital
Voting Rights	The holder of the Share Option Agreement is not entitled to vote.
Anti-Dilution Rights	None
Material Terms	The Share Option Agreement, upon exercise, grants the holder of such Share Option Agreement, the right to purchase shares of the Company's Majority-Owned Subsidiary at a pre-determined price.

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Lee King	6,400,000 shares of Common Stock	77.56%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Hydro Wind Energy, Inc. (the "**Company**") was incorporated on July 14, 2020 under the laws of the State of Delaware, and is headquartered in San Francisco, California.

The Company owns a 61.99% ownership interest in Hydro Wind Energy Ltd., a company registered in England and Wales. Hydro Wind Energy Ltd. was incorporated on February 8, 2018. Our financial statements include the financial results of Hydro Wind Energy Ltd., which have generated all of the revenues for the Company to date.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of March 31, 2022, the Company and its subsidiary had an aggregate of $246,284 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

As mentioned in the "*Use of Proceeds*" section, the Company intends to build and test a sub-scale system of its power generation and seawater desalination technologies.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0	8,200,000	N/A	October 6, 2020; December 22, 2020; April 1, 2022(1)	Section 4(a)(2)
Convertible Note*	£81,322	1	Research & Development and General Working Capital	May 17, 2020	N/A
Convertible Note*	£75,883	1	Research & Development and General Working Capital	December 21, 2019	N/A
Share Option Agreement*	£15,199	1	Research & Development and General Working Capital	December 21, 2019	N/A
Advanced Subscription Agreement Seedrs*	£688,950**	1	Research & Development and General Working Capital	February 26, 2021	N/A
Option to Purchase Common Stock	$0	236,000	N/A	October 6, 2020; January 7, 2021	Rule 701

(1) Reflects the cancellation and re-allocation of 1,600,000 shares on April 1, 2022.

*Issued in Great Britain by Hydro Wind Energy Ltd., for which the Company owns 61.99% of the outstanding equity. **These securities were converted into 1,453,684 Ordinary Shares of Hydro Wind Energy Ltd. on April 1, 2022, representing a 12.69% ownership in that entity. The Company is in the process of conducting a share-for-share exchange to acquire these Ordinary Shares in return for Common Stock of the Company.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(1) Abdulla Ghaly, the IT Systems Integrator, IT Director and Co-Founder of the Company and of Hydro Wind Energy Ltd., owns 25.32% of Hydro Wind Energy Ltd.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $50,000,000 by offering to sell up to $50,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed as of the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $5,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $70,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by

the quotient of (a) $70,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution

Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Lee King

(Signature)

Lee King

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Lee King

(Signature)

Lee King

(Name)

Director

(Title)

April 8, 2022

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Hydro Wind Energy, Inc. (the "Company") a Delaware Corporation

Financial Statements and
Independent Accountant's Audit Report

Years ended December 31, 2020



Independent Auditor's Report

To Management
Hydro Wind Energy, Inc

We have audited the accompanying balance sheets of Hydro Wind Energy, Inc as of December 31, 2020 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Hydro Wind Energy, Inc as of December 31, 2020 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Emphasis of Matter

The accompanying pro forma condensed financial information has not been audited or reviewed by us and no assurance is provided.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 25, 2021

Vincenzo Mongio

Statement of Financial Position

	December 31,2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	
Common Stock	81
Stock Subscription Receivable	(81)
Total Equity	-
TOTAL LIABILITIES AND EQUITY	-

Statement of Operations

Short Year Ended December 31,2020

Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
General and Administrative	-
Net Income (loss)	-

Statement of Cash Flows

	Short Year Ended December 31,2020
OPERATING ACTIVITIES	
Net Income (Loss)	-
Net Cash provided by (used in) Operating Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

Statement of Changes in Shareholder Equity

	Common Stock			APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	Stock Subscription Receivable			
Beginning Balance at 7/14/20 (inception)	-	-		-	-	-
Issuance of Common Stock for Receivable	8,100,000	81	(81)	-	-	-
Additional Paid in Capital	-	-		-	-	-
Net Income (Loss)	-			-	-	-
Ending Balance 12/31/2020	8,100,000	81	(81)	-	-	-

Hydro Wind Energy, Inc
Notes to the Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hydro Wind Energy, Inc ("the Company") was formed in Delaware on July 14th, 2020. The Company plans to earn revenue via engineering design activities for industrial process and production related to Hydro and Wind Energy.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 8,100,000 shares were issued and outstanding as of August 31st, 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 25, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

Hydro Wind Energy, Inc(the "Company")

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Year ended December 31, 2020

Hydro Wind Energy, Inc (the Company) is considering the acquisition of Target, Hydro Wind Energy, Ltd'.

The following unaudited pro forma condensed combined financial statements are based on our historical consolidated financial statements and Hydro Wind Energy, Ltd 's historical consolidated financial statements as adjusted to give effect to the Company's acquisition of Hydro Wind Energy, Ltd had it occurred for the year 2020.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read together with the Company's historical financial statements, which are included in the Company's Form C. The Company may not consummate the acquisition transaction.

Unaudited Pro Forma Statement of Financial Position

	Issuer	Acquiree	Pro Forma Adjustments	Consolidated Total
Year Ended December 31, 2020				
ASSETS				
Current Assets				
Cash and Cash Equivalents	-	135,666	-	135,666
Total Current Assets	-	135,666	-	135,666
Non-current Assets				
Intangible Assets	-	289,400	-	289,400
Total Non-Current Assets	-	289,400	-	289,400
TOTAL ASSETS	-	425,066	-	425,066
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Other Payables	-	256,887	-	256,887
Convertible Notes - Current Portion	-	130,950	-	130,950
Other Loans		41,388		
Total Current Liabilities	-	429,225	-	429,225
Non-current Liabilities				
Convertible Notes - Non-Current Portion		106,870		
Total Non-Current Liabilities		106,870		
TOTAL LIABILITIES	-	536,095	-	536,095
EQUITY				
Advance For Share Capital	-	137,948		137,948
Share Capital	-	138	-	138
Accumulated Deficit		(249,115)		
Total Equity	-	(111,029)	-	(111,029)
TOTAL LIABILITIES AND EQUITY	-	425,066	-	425,066

Unaudited Pro Forma Statement of Operations

	Issuer	Acquiree	Pro Forma Adjustments	Consolidated Total
Year Ended December 31, 2020				
Revenue	-		-	-
Cost of Revenue	-	-	-	-
Gross Profit	-	-	-	-
Operating Expenses				-
Advertising and Marketing	-	112,302	-	112,302
General and Administrative	-	103,912	-	103,912
Total Operating Expenses	-	216,214	-	216,214
Operating Income	-	(216,214)	-	(216,214)
Other Income	-	3,138	-	3,138
Provision for Income Tax	-	-	-	-
Net Income	-	(213,076)	-	(213,076)

Notes to Unaudited Pro Forma Condensed Combined Financial Information

December 31st, 2020

$USD

Note 1 — Basis of presentation

The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The pro forma combined financial statements do not necessarily reflect what the combined company's financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Note 2- Significant Accounting Policies

The accounting policies of the Target conform with the Company's accounting policies with additional policies described below.

Intangible assets

Intangible assets consist of product development costs.

Development costs comprise direct costs, salaries and amortization directly or indirectly attributable to the Company's development activities.

Recognition of product development costs is commenced only when the criterions in this respect have been met. Development projects that are clearly defined and identifiable, and where the technical use, sufficient resources and a potential market or development opportunities are evidenced, and where the Company intends to produce, market or use the product commercially, are recognized as intangible assets. Usually, the criterions are met late in the development stage.

Product development costs meeting the criterions for recognition as an asset in the statement of financial position are measured at cost, including any indirect costs incurred.

Impairment of intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The recoverable amount is the higher of fair value less costs to sell and value in use.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Convertible notes

A convertible note is a fixed-income corporate debt security that yields interest payments but can be converted into a predetermined number of common stock or equity shares. The conversion from the note to stock can be done at certain times during the note's life and is usually at the discretion of the holder.

The Company has issued convertible notes. These notes are unsecured and carry interest @ 5% per annum and are due for maturity after 2 years from the date of issue.

Other Payables

Other payables consist primarily of advances from customers.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Hydro Wind Energy
Logo	
Headline	Game-changing innovations in offshore wind power and seawater desalination
Slides	











Tags   Clean energy, Renewables, Companies, Coming Soon, B2B, Green Power, Combat Carbon, B2C, Female Founders

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Pitch text

Summary

- World Economic Forum, Top 100 startups in the MENA region

- OceanHydro Omni: low-cost, clean offshore power and energy storage

- SubSea RO Wind: wind-powered low cost seawater desalination

- QuenchSea: portable, low cost, hand-powered seawater desalination device

- Partnered with Techstars, Amazon Clean Energy Accelerator, & more

- Featured in Wired, Business Insider, Euronews, Engineering, & 30+ more

- $57 million signed commitment from an institutional investor for an IPO

Problem 1

80 % of the world's wind resource is offshore in deep waters

How can humanity access and harness wind offshore in deep waters cost effectively today?

There is a global need for clean, affordable and secure energy. The global energy market is currently sized at $6 trillion, and energy demand is expected to grow by one-third by 2040. The world still sources 87% of its energy from fossil fuels.

Many of the environmental problems the world faces today—including climate change, ocean acidification, droughts, extreme weather, carbon emissions, and air pollution—are all a direct result of our dependence on fossil fuels.

The world needs to transition to renewables; but, the main problem with conventional renewables is that they have failed to outcompete with fossil fuels on cost, scalability, power and energy density. In addition, they are either intermittent, variable or both and no cost effective energy storage solution has been found to absorb the volatility of renewables or to dispatch them on demand.

—



Solution 1

The game changer:



OceanHydro Omni is a simple but highly innovative technology that harnesses offshore wind—combined with the power of subsea oceanic pressure—to provide reliable, low-cost, clean, electrical energy and energy storage.





This technology opens up the ability to exploit offshore wind power in deep waters at significantly reduced cost, compared to conventional wind turbines, offshore floating wind, or evolving marine and kite energy technologies.

Current wind turbines are unable to access offshore wind in deep waters, and are limited to shallow waters of no more than 60m depth and heights of 150m. In addition, wind turbines convert the wind directly to electrical energy, giving a low conversion efficiency of 35% with variable power and energy output.

In contrast, we use vertical axis rotors solely to provide mechanical power to lift, altering the buoyancy of a submerged pressure vessel and fully absorbing the volatility of winds from 4m/s right up to 40 m/s. Water flooding into an empty pressure vessel at sea depth is used to generate electricity through a hydroelectric turbine (similar to hydro power). This in comparison gives a **hydro-electrical conversion** efficiency of 90% with the added benefit of energy storage and on-demand dispatchable power—the two missing links to a future powered by renewables.

Technology Description



Electrical Energy Generation and Energy Storage

Input Wind Energy → **OceanHydro** *Omni* → **Output Electrical Energy**
Input power and energy is variable / Output power and energy is controlled, concentrated and guaranteed

Volatile Power   **On-Demand Dispatchable Power**

Wind + Subsea Pressure + Hydroelectric Turbine = Energy Storage + Electricity

◌ Uses the same principles as **Pumped Hydro** but in reverse

◌ One of the first technologies in the world to **eliminate the variability of wind.** Energy storage inherently built in

◌ Opens up the ability to harness **deep sea offshore wind**

◌ Uses **Hydroelectric Turbines - the most efficient** electrical power conversion technology in the world

Our technology is a combination of a form of pumped hydro storage and wind power—a hybrid system that combines wind and subsea energy storage. It uses the same principles as pumped hydro storage; but, instead of using a dam, we are using sea depth, individual pressure vessels, and subsea pressure to obtain the same results using a hydroelectric turbine.

What is so Unique?

OceanHydro Omni

Wind turbines convert the wind directly to electrical energy giving a low conversion **efficiency of 35%** with **variable** electrical energy and **power output**. OceanHydro Omni utilises a vertical axis wind rotor solely to provide **mechanical lift** to alter the buoyancy of a submerged **pressure vessel**. Water flooding into an empty pressure vessel at depth is used to **generate electricity** through a **hydroelectric turbine.** This in comparison gives a conversion **efficiency of 90%** with added benefit of **on-demand dispatchable power** and **energy storage.** The two missing links to a future powered by renewables.


Wind to mechanical lift - Charge mode

>


Water pressure to electricity - Discharge mode

This technology has the potential to be a game changer for the 21st century—in terms of developing a renewable energy system that can outcompete fossil fuels on power density, energy density, cost and scalability, while also providing dispatchable and reliable power generation to the grid. In addition, it's ultimately wind power, which eliminates carbon emissions entirely from power production.

This technology can rapidly accelerate the transition to renewables and worldwide electrification, thereby lowering the cost of energy and increasing security of supply. The main objective is to provide unsubsidised reliable electrical energy. The technology is extremely disruptive from the current state of the art, yet utilises existing and proven technology in a new area.



—

OceanHydro Omni will open up access to offshore wind in deep waters, provide dispatchable electrical power and grid scale energy storage at a lower cost than other power generation technology.

—

Technical Information

Operations

Rotor Diameter	17m
Pressure Vessel Volume:	500m³
Gearing advantage:	45:1
Wind speed operation:	4 m/s to 40 m/s
Operational Sea Depth:	100m
Hydroelectric turbine rated power:	1MW
Energy Storage capacity:	70 kWh per cycle
Maximum charge time:	3 to 68 mintues
Discharge time:	5 minutes
Energy generation per day:	1.6 MWh to 13.8 MWh
Cycles per day:	21 to 189
Unit Cost:	$550,000
Cost per MWh:	$45



Benefits

- ◌ LCOE below $45 per MWh
- ◌ Omnidirectional wind capture
- ◌ Closer spacing

- ◌ Lower starting wind speed (3 m/s)
- ◌ Lower environmental impact
- ◌ Easy installation compared to conventional wind turbines

- ◌ Operates in extreme weather
- ◌ High energy yield
- ◌ Harnesses full energy resource from 3 m/s to 40 m/s wind speeds

- ◌ Absorbs variability of wind power
- ◌ Rotational movement to mechanical lift
- ◌ Rapid development cycle

- ◌ Uses hydroelectric turbine for electrical conversion subsea
- ◌ Lower center of gravity, which reduces platform costs
- ◌ Improved efficiency over HAWTs at multi-MW scales

- ◌ Hybrid energy system
- ◌ Dispatchable power
- ◌ Inbuilt energy storage

- ◌ Reduced O&M costs through removal of active components and platform-level placement of drivetrain

Problem 2

The world needs a solution to the water crisis

Water scarcity is becoming a severe threat to the prosperity and sustainability of all human societies

Currently, 40% of the world's population live in water-stressed areas. This number is expected to increase to 50% by 2025, with 1.8 billion people living with absolute water scarcity. The world population is expected to grow from 7.9 billion in 2022 to 9.9 billion in 2050, adding tremendous risks of water stress.

Along with other megatrends, such as urbanization, modern agriculture and industrialization, human activities have multiplied demands for water consumption. Water contamination from industrial production, and extreme weather (droughts and floods) due to climate change, also put our very limited water resources in danger.

—



2/3rd WORLD POPULATION WATER SCARCITY

◊ **Two thirds** of the world's population live in areas plagued by water scarcity



2 BILLION

◊ **2 Billion** people do not have access to clean water



High cost

◊ Conventional desalination technologies are **prohibitively expensive**, powered by **fossil fuels** and with significant **environmental impact**



◊ We are fast approaching a world in which the most hotly-contested resource for **development** and **survival** is not oil, but **water**.



◊ The water crisis is the **number 1 global risk** based on impact to society.



◊ Over **4 million** people die annually from the consequences of water-related diseases.

Solution 2

The game changer:



A simple but highly innovative technology that combines the power of altitude wind, reverse osmosis membranes, and subsea pressure to desalinate seawater into freshwater in unprecedented volumes.



Technology Description



This technology uses the natural hydrostatic head of the ocean at **600m depth** to drive a reverse osmosis process. The system is combined with **wind power using kites** to lift the freshwater to the surface. Sail and kite powered barges are used to deliver the water to shore.

ALTITUDE WIND KITES + SUBSEA PRESSURE + REVERSE OSMOSIS MEMBRANES = FRESH POTABLE WATER

All that is required is **sea depth of 600m** and **offshore wind.** Global technology that can be applied worldwide from Japan to Malta to meet the entire needs of urban centres.

- Offshore **altitude wind is stronger** and more persistent and ideal for mechanical power to lift.
- Technology uses the same **aerodynamic principles** as yacht **sailing.**
- Kite control mechanisms currently exist.
- **Subsea RO** desalination already **tested.**

Benefits

- **Simple technology**, easy to build, deploy, scale and decommission

- **Environmentally** benign technology

- **Global technology** - requires sea depth 500m plus and altitude wind

- **Rapid** technology development cycle

- Based on **proven technology** – reverse osmosis membranes and sail technology

- Completely **eliminates** the use of **fossil fuels** for desalination

- **Global Application** - has the potential to solve the world's water crisis today

- **Security** of supply

- Potential to **decarbonise** the entire desalination capacity of nations

- Full scale **demonstrator** ready by the end of **2022**

- **Quantities** on demand. Avoids the limitation of solar powered desalination

- Unprecedented global **competitive advantage**

Captial Cost per m³/day



$1,500 VS **$200**

Current Desalination   SubSea RO Wind

Low capital costs $200 per m³ installed compared to current desalination technologies above $1500 per m³ installed



$1/m³ VS **$0.20/m³**

Current Desalination   SubSea RO Wind

Cost below $0.20 per m³ (conventional desalination technologies cost over $1 per m³)



100%

Renewable - ultimately uses wind at altitude



Low Cost

Low Capex and Opex 90% reduction on current costs



Capacities

Provides urban wide capacity. Volume capacities to match demand



We reduce water desalination costs by 90%, outcompeting all other technologies.

*90% reduction on current costs based on internal company estimates

Problem 3

Desalinization is expensive and inaccessible to most people around the world

"Quite simply, water is a matter of life and death. Our bodies are 60% water. Our cities, our industries and our agriculture all depend on it. Yet, today, 40% of the world's people are affected by water scarcity; 80% of wastewater is discharged untreated into the environment, and more than 90% of disasters are water-related."

UN Secretary-General António Guterres



o **Two thirds** of the world's population live in areas plagued by water scarcity



o **2 Billion** people do not have access to clean water



o **No viable** means for individuals to desalinate seawater for personal use



o We are fast approaching a world in which the most hotly-contested resource for **development and survial** is not oil, but **water**.



o The water crisis is the **number 1 global risk** based on impact to society.



o Over **4 million** people die annually from the consequences of water-related diseases.

Solution 3

The game changer:







QuenchSea is a groundbreaking, low-cost, portable, manually-powered device that instantly turns seawater into drinkable freshwater. It combines a simple hydraulic system and a small reverse osmosis membrane to desalinate seawater into fresh water using human power.





Benefits

$ Low Cost
Retails at $50 & above

Hand-held
Hand-held and easily transportable

Easy to use
Easy to operate with pictorial instructions

Durable & Simple
Resilient with no extra parts. Incorporates pre-filteration

Service Life
Operates for a minimum of 3 months and max 36 months. Depends on feedwater qualilty

Rate of production
Produces 96 liters of purified water per day

Membranes
Uses Proven Technology RO membranes. Tested to 18,000 Litres

Quality
Purifies 50 NTU, up to 50,000 mg/L seawater to below 1000 mg/L TDS and meets WHO maximum contaminant levels

Empowerment
The power to produce own water

Low Cost
Low cost membrane and filter replacement

Retails above $50 and up to $130

—

96 Litres per Day

—

Seawater to Fresh Water

—

Traction

The World Economic Forum

selected Hydro Wind Energy as one of the 100 top start ups in the MENA region



—
















Customers

Targeting multiple sectors





Business Model

Hydro Wind Energy
commercialisation plan

OceanHydro
Omni

Commercialisation - Business model

Global Opportunity - all that is required is **sea depth** and **offshore wind** to generate and store energy at unprecedented levels

Generating electricity at a lower price than any other power generation technology. **Lowest Capital Costs** versus all other electrical generation technologies

Our business model is based on building the energy systems with an **EPC partner** and **funder** and selling electricity

Commercialisation is start in 2024 - rapid monetisation - 1 GW array in North Atlantic commissioning to start in 2023 - **7 phase development**

Visionary Co-development partners unlock global potential - Hydroelectric Turbine Manufacturer, Electrical Infrastructure, EPC, Subsea Cabling, Finance, Project Management

Launch price from **$70 to $100 per MWh** - price set to outcompete market price in any geographical market at any time of day without government subsidies

Offshore and deep sea - **territorial and international waters** - opens the door to access wind offshore, deep sea at low cost

Energy storage allows us to sell at any time of day

Auxiliary services to the grid. Sold at premium to wholesale rate

Dispatchable power on-demand

Market domination strategy

SubSeaRO
WIND





Market

$6T energy market, $17B desalinization













*Projected 2B people for SubSeaRO Wind's "uncatered market due to costs"; $60B market for QuenchSea and $6B annual MO replacement based on internal company forecasts.

Competition

Higher energy yield, greater wind resource, lower cost, energy storage, grid services

Comparison Wind Turbines Versus OceanHydro Omni — OceanHydro Omni

Offshore Wind Turbines	OceanHydro Omni
Wind to Electricity	Wind to Mechanical Lift - Water Pressure to Electricity
35% electrical conversion efficiency	90% electrical conversion efficiency
No energy storage	Energy storage inherently built in
Non dispatchable power	Dispatchable power on-demand
Complicated technology	Simple technology
High cost $3.3 Million per MW installed	Low cost $550,000 per MW installed
Limited to shallow waters	Requires deep sea
Government subsidies	Commercially competitive from the outset
Capacity factor 50%	Capacity factor of Hydroelectric Turbines min 6% to max 57%
Variable Power and Energy Output	Controlled and guaranteed Power and Energy Output
Low power to mass ratio	High power to mass ratio
Wind energy resource extraction max 15 m/s	Harnesses full energy resource from 4m/s to 40m/s
No grid sevices	Auxiliary services to the grid - Balancing, Frequency Control, Voltage stability, Reserve, Black Start
Cost **$100 per MWh**	Cost **$45 per MWh**

Vision

Forecasts and projections























Investors



Founders

Lee King is the concept architect, co-founder and CEO of the company. He is a graduate of the University of Aberdeen holding an MA and MSc International Business. He has over 10 years of experience in business management, business development, investment funds, project finance, investment and

technology strategies, as well as within projects focusing on water desalination, water security and energy.



Maryam Hassani, co-founder and CIO Chief Innovation Officer—holds a BA from New York University Abu Dhabi. She was a consultant with EY's Advisory practice focusing on Innovation & Strategy specifically with the MBRIF (Mohammed Bin Rashid Innovation Fund). She has experience operating as a leading innovation strategist and facilitating corporate initiatives and their integration with government entities.



Hayk Vasilyan, co-founder and CTO, is a renowned researcher in manufacturing technologies and materials. He holds a Mechanical Engineering BSc, MSc from the University of Turin, Italy, and a PhD in the field of Computational Engineering and Design at the Rolls-Royce Technology Centre from the University of Southampton. He has a wide range of experience in product design, systems integration, manufacturing technologies, robotics, materials science and renewable energy.



Abdulla Ghaly, co-founder and IT Systems Integrator and IT Director. He is a graduate of Queens Mary University and UCL with an MSc in Electrical and Telecommunications Engineering. He has over 10 years experience as a Telecoms Engineer and IT systems integrator for one of the largest utility companies in the UK.



Laura Dryden, co-founder and People Director, is an accomplished and renowned C-Level executive with a proven track record in developing and building agile tech-culture and performance management strategies. She holds a CIPD Degree in Human Resource Management and is passionate about evolving

the way people work. With a core focus on people, innovation and technology, she is known for her innovative thinking and ability to deliver creative and pragmatic solutions to build high-performance culture in some of the most successful startups in the world.



Donald Naylor, Chief Technical Engineer. Chartered mechanical engineer holding an MA Cambridge University with over 18 years of experience in the design, manufacture, installation and operation of powerful equipment for the marine environment. He has a broad knowledge of mechanical systems, hydraulics, structures, composites, marine operations and other associated technologies as well as being an experienced manager of technical specialists, suppliers and customers. Donald has a track record in building and leading multi-disciplinary teams to tackle technical challenges offshore. In 2008 he was the first engineer to be employed by the wave energy developer Aquamarine Power and, as the company grew, became their Chief Engineer. He designed, built and installed two full scale wave energy converters including the 800kW 'Oyster 800' and was part of managing a $50 million project.

Our values



TRAIL BLAZERS
We are the future, we think big and make it happen



ENVIRONMENTAL STEWARDS
We conserve, we protect, we defend



COURAGEOUSLY CREATIVE
We lead, we create, we innovate



WHOLEHEARTEDLY SUPPORTIVE
We are candid with one another, we work with trust and respect



UNAPOLOGETICALLY ENTHUSIASTIC
We accept the mission with positivity and passion



BEYOND GREAT, EXCEPTIONAL
We set the standard in everything we do



FINANCIALLY SAVVY
We are owners, we invest shrewdly and we share the rewards

Team

	Lee King	CEO
	Maryam Hassani	CIO
	Sohna Ngum	Director of Inclusion & Impact
	Hayk Vasiliyan	CTO
	Deji Kolawale	Head Environmental Engineer
	Laura Dryden	People Director
	Pranay Addepalli	Mechanical Engineer
	Mircea Calarasu	Project Engineer
	Mo Helmy	Head Digital Strategist
	Nathalie Spree	Chief of Staff
	Donald Naylor	Chief Technical Engineer

	Dennis Nwatu	BD
	Aboozy Ghaly	IT Director
	David de Meji	Head Data Science & AI
	Susanna Tshagharyan	Humanitarian Director
	Hannah Forbes	Director of Fundraising
	Ercument Alyanak	Chief Engineer
	Chris Hazzard	Chief Tooling Engineer
	Vlad Ociacia	Chief Design Officer
	Arthur Claire	Head Project Management
	Adrine Zenian	Head Digital Marketing
	Holly Fenton	L&D Director

 Anca Negru   EA

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

HYDRO WIND ENERGY, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Hydro Wind Energy, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $70,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

        (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount

by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

   (ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

   (b) **Liquidity Event**.

   (i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

   (ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

   (iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

  Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

   (c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**.   This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument,

and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has

had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the

Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY

BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

HYDRO WIND ENERGY, INC.

By:
Name: Lee King
Title: Chief Executive Officer
Address: 355 Bryant Street, Office 403, San Francisco, CA 94107, United States
Email: lee@hw.energy

INVESTOR:
By:
Name:

Exhibit A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Hydro Wind Energy, Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Hydro Wind Energy, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term"** the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                       Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, CEO
Date: Date:

COMPANY:
Hydro Wind Energy, Inc.

By:
Name:
Date:

EXHIBIT D

Video Transcript

OceanHydro Wind Voice Over

Dramatic Intro

90% of the world's energy is sourced from fossil fuels. Many of the environmental **problems** the world faces today – including climate change, carbon emissions, air pollution, acid rain, droughts, ocean acidification, are all a direct result from our dependence on **fossil fuels**.

We need to transition to renewables, to meet our current and future energy demand. The challenge with renewables is that they are either intermittent, variable or both.

We have developed an innovative hybrid energy system to absorb both the intermittency and variability of wind power. OceanHydro Wind is an extremely disruptive technology that harnesses the immense and consistent power in offshore altitude wind using kites combined with subsea pressure to provide clean electrical energy and grid scale energy storage. Harnessing the power of subsea oceanic pressure and altitude wind to solve two of the biggest challenges of the 21st century: low cost clean electrical energy and energy storage.

"This technology will completely transform the entire dynamics of the energy market in terms of on-demand dispatchable power, electrification, cost reduction, and grid scale energy storage. A zero carbon emissions technology; a game changer that outcompetes fossil fuel based power generation in almost every aspect". Lee Voiceover

OceanHydro Wind opens up the ability to exploit offshore wind power today at significantly reduced cost compared to conventional wind turbines, and all other power generation technologies while simultaneously providing stable and reliable power generation to the grid.

What's at stake is our very survival. The environmental crisis is bigger than any other threat that humanity has ever faced, and the main cause is fossil fuels. The solution is within our grasp. What we need is the courage and determination to act here and now.

We are creating the future landscape of renewables. Our aim is not only to lead but to define the global transition to renewables.

We have the solution for a better future, today

Join us on our journey

SubSea RO Wind

Voice Over

Two thirds of the world's population live in areas plagued by water scarcity; 2 billion people do not have access to clean water and over 3.5 million people die annually from the consequences of water-related diseases.

The water crisis is the number 1 global risk based on impact to society.

We are fast approaching a world in which the most hotly-contested resource for development and survival is not oil, but water.

The world needs a solution to the water crisis. Conventional seawater desalination technologies are prohibitively expensive, energy intensive and primarily powered by fossil fuels with significant environmental impact.

We have developed a simple but highly innovative technology that combines the power of altitude wind, Reverse Osmosis membranes and subsea pressure to desalinate seawater into freshwater. Combining the power of subsea oceanic pressure and altitude wind to solve one of the biggest challenges of the 21st century: access to clean fresh water.

We have the potential to transform the lives of billions of people around the world today.

We have a grand vision to alleviate the world's water crisis by 2027, at small and large scale. Ambitious but achievable with the right visionary partners.

Join us on our journey to solve one of the biggest challenges of the 21st century. Fresh Water….the source of all life

Quench Sea Voice Over

Imagine if you could drink Seawater

Quench Sea is primarily developed to help make an impact on the lives of people with no access to clean water. We are trying to reach economies of scale to reduce the costs to donate and distribute 100 million QuenchSea units by 2027.

Quench Sea is a groundbreaking, low-cost, portable,manually-powered device that instantly turns seawater into drinkable fresh water.
Quench Sea is a revolutionary technology that combines a unique hydraulic system, triple pre-filtration and a small reverse osmosis membrane to turn seawater into freshwater.

Be Prepared For Any Emergency
At sea or on the coast, convert seawater into clean fresh drinking water instantly
Quench Sea can be a vital lifeline offering emergency access to clean water in the worst-case scenario.
Only manual operation is needed to produce above 2 liters of fresh drinking water an hour.

We are a team gathered from all corners of the world with diverse backgrounds and experiences, with one mission in mind, to make a global impact, to change the status quo, to help solve one of the biggest challenges of our time, access to clean freshwater

We Pledge to impact 1 Billion people by 2027

Buy, Donate, or Support
Join the Pledge
Join us on our journey

EXHIBIT E

Testing the Waters Communications

 Republic

Company Name	Hydro Wind Energy
Logo	
Headline	Game-changing innovations in offshore wind power and seawater desalination
Slides	











Tags   Cleantech, B2C, Clean energy, Renewable, Startups, B2B, Coming soon, Minority Founders

Pitch text

Summary

- World Economic Forum, Top 100 startups in the MENA region
- OceanHydro Omni: low-cost, clean offshore power and energy storage
- SubSea RO Wind: wind-powered low cost seawater desalination
- QuenchSea: portable, low cost, hand-powered seawater desalination device
- Partnered with Techstars, Amazon Clean Energy Accelerator, & more
- Featured in Wired, Business Insider, Euronews, Engineering, & 30+ more
- $57 million signed commitment from an institutional investor for an IPO

Problem 1

80 % of the world's wind resource is offshore in deep waters

How can humanity access and harness wind offshore in deep waters cost effectively today?

There is a global need for clean, affordable and secure energy. The global energy market is currently sized at $6 trillion, and energy demand is expected to grow by one-third by 2040. The world still sources 87% of its energy from fossil fuels.

Many of the environmental problems the world faces today—including climate change, ocean acidification, droughts, extreme weather, carbon emissions, and air pollution—are all a direct result of our dependence on fossil fuels.

The world needs to transition to renewables; but, the main problem with conventional renewables is that they have failed to outcompete with fossil fuels on cost, scalability, power and energy density. In addition, they are either intermittent, variable or both and no cost effective energy storage solution has been found to absorb the volatility of renewables or to dispatch them on demand.

—



Solution 1

The game changer:



OceanHydro Omni is a simple but highly innovative technology that harnesses offshore wind—combined with the power of subsea oceanic pressure—to provide reliable, low-cost, clean, electrical energy and energy storage.





This technology opens up the ability to exploit offshore wind power in deep waters at significantly reduced cost, compared to conventional wind turbines, offshore floating wind, or evolving marine and kite energy technologies.

Current wind turbines are unable to access offshore wind in deep waters, and are limited to shallow waters of no more than 60m depth and heights of 150m. In addition, wind turbines convert the wind directly to electrical energy, giving a low conversion efficiency of 35% with variable power and energy output.

In contrast, we use vertical axis rotors solely to provide mechanical power to lift, altering the buoyancy of a submerged pressure vessel and fully absorbing the volatility of winds from 4m/s right up to 40 m/s. Water flooding into an empty pressure vessel at sea depth is used to generate electricity through a hydroelectric turbine (similar to hydro power). This in comparison gives a **hydro-electrical conversion** efficiency of 90% with the added benefit of energy storage and on-demand dispatchable power—the two missing links to a future powered by renewables.

Technology Description



Our technology is a combination of a form of pumped hydro storage and wind power—a hybrid system that combines wind and subsea energy storage. It uses the same principles as pumped hydro storage; but, instead of using a dam, we are using sea depth, individual pressure vessels, and subsea pressure to obtain the same results using a hydroelectric turbine.

What is so Unique?

OceanHydro Omni

Wind turbines convert the wind directly to electrical energy giving a low conversion **efficiency of 35%** with **variable** electrical energy and **power output**. OceanHydro Omni utilises a vertical axis wind rotor solely to provide **mechanical lift** to alter the buoyancy of a submerged **pressure vessel**. Water flooding into an empty pressure vessel at depth is used to **generate electricity** through a **hydroelectric turbine.** This in comparison gives a conversion **efficiency of 90%** with added benefit of **on-demand dispatchable power** and **energy storage.** The two missing links to a future powered by renewables.

Wind to mechanical lift - Charge mode > **Water pressure to electricity - Discharge mode**

 >     >

This technology has the potential to be a game changer for the 21st century—in terms of developing a renewable energy system that can outcompete fossil fuels on power density, energy density, cost and scalability, while also providing dispatchable and reliable power generation to the grid. In addition, it's ultimately wind power, which eliminates carbon emissions entirely from power production.

This technology can rapidly accelerate the transition to renewables and worldwide electrification, thereby lowering the cost of energy and increasing security of supply. The main objective is to provide unsubsidised reliable electrical energy. The technology is extremely disruptive from the current state of the art, yet utilises existing and proven technology in a new area.



—

OceanHydro Omni will open up access to offshore wind in deep waters, provide dispatchable electrical power and grid scale energy storage at a lower cost than other power generation technology.

—

Technical Information

Operations

Rotor Diameter	17m
Pressure Vessel Volume:	500m³
Gearing advantage:	45:1
Wind speed operation:	4 m/s to 40 m/s
Operational Sea Depth:	100m
Hydroelectric turbine rated power:	1MW
Energy Storage capacity:	70 kWh per cycle
Maximum charge time:	3 to 68 mintues
Discharge time:	5 minutes
Energy generation per day:	1.6 MWh to 13.8 MWh
Cycles per day:	21 to 189
Unit Cost:	$550,000
Cost per MWh:	$45



Benefits

- LCOE below $45 per MWh
- Omnidirectional wind capture
- Closer spacing
- Lower starting wind speed (3 m/s)
- Lower environmental impact
- Easy installation compared to conventional wind turbines
- Operates in extreme weather
- High energy yield
- Harnesses full energy resource from 3 m/s to 40 m/s wind speeds
- Absorbs variability of wind power
- Rotational movement to mechanical lift
- Rapid development cycle
- Uses hydroelectric turbine for electrical conversion subsea
- Lower center of gravity, which reduces platform costs
- Improved efficiency over HAWTs at multi-MW scales
- Hybrid energy system
- Dispatchable power
- Inbuilt energy storage
- Reduced O&M costs through removal of active components and platform-level placement of drivetrain

Problem 2

The world needs a solution to the water crisis

Water scarcity is becoming a severe threat to the prosperity and sustainability of all human societies

Currently, 40% of the world's population live in water-stressed areas. This number is expected to increase to 50% by 2025, with 1.8 billion people living with absolute water scarcity. The world population is expected to grow from 7.9 billion in 2022 to 9.9 billion in 2050, adding tremendous risks of water stress.

Along with other megatrends, such as urbanization, modern agriculture and industrialization, human activities have multiplied demands for water consumption. Water contamination from industrial production, and extreme weather (droughts and floods) due to climate change, also put our very limited water resources in danger.

—



2/3rd WORLD POPULATION WATER SCARCITY



2 BILLION



High cost

◊ **Two thirds** of the world's population live in areas plagued by water scarcity

◊ **2 Billion** people do not have access to clean water

◊ Conventional desalination technologies are **prohibitively expensive**, powered by **fossil fuels** and with significant **environmental impact**







◊ We are fast approaching a world in which the most hotly-contested resource for **development** and **survival** is not oil, but **water**.

◊ The water crisis is the **number 1 global risk** based on impact to society.

◊ Over **4 million** people die annually from the consequences of water-related diseases.

Solution 2

The game changer:



A simple but highly innovative technology that combines the power of altitude wind, reverse osmosis membranes, and subsea pressure to desalinate seawater into freshwater in unprecedented volumes.



Technology Description



This technology uses the natural hydrostatic head of the ocean at **600m depth** to drive a reverse osmosis process. The system is combined with **wind power using kites** to lift the freshwater to the surface. Sail and kite powered barges are used to deliver the water to shore.

ALTITUDE WIND KITES + **SUBSEA PRESSURE** + **REVERSE OSMOSIS MEMBRANES** = **FRESH POTABLE WATER**

All that is required is **sea depth of 600m** and **offshore wind.** Global technology that can be applied worldwide from Japan to Malta to meet the entire needs of urban centres.

- Offshore **altitude wind is stronger** and more persistent and ideal for mechanical power to lift.
- Technology uses the same **aerodynamic principles** as yacht **sailing.**
- Kite control mechanisms currently exist.
- **Subsea RO** desalination already **tested.**

Benefits

- ♻ **Simple technology**, easy to build, deploy, scale and decommission

- ♻ Based on **proven technology** – reverse osmosis membranes and sail technology

- ♻ Potential to **decarbonise** the entire desalination capacity of nations

- ♻ **Environmentally** benign technology

- ♻ Completely **eliminates** the use of **fossil fuels** for desalination

- ♻ Full scale **demonstrator** ready by the end of **2022**

- ♻ **Global technology** - requires sea depth 500m plus and altitude wind

- ♻ **Global Application** - has the potential to solve the world's water crisis today

- ♻ **Quantities** on demand. Avoids the limitation of solar powered desalination

- ♻ **Rapid** technology development cycle

- ♻ **Security** of supply

- ♻ Unprecedented global **competitive advantage**

Captial Cost per m³/day



Low capital costs $200 per m³ installed compared to current desalination technologies above $1500 per m³ installed



Cost below $0.20 per m³ (conventional desalination technologies cost over $1 per m³)

 **100%**
Renewable - ultimately uses wind at altitude

 **Low Cost**
Low Capex and Opex 90% reduction on current costs

 **Capacities**
Provides urban wide capacity. Volume capacities to match demand



We reduce water desalination costs by 90%, outcompeting all other technologies.

*90% reduction on current costs based on internal company estimates

Problem 3

Desalinization is expensive and inaccessible to most people around the world

"Quite simply, water is a matter of life and death. Our bodies are 60% water. Our cities, our industries and our agriculture all depend on it. Yet, today, 40% of the world's people are affected by water scarcity; 80% of wastewater is discharged untreated into the environment, and more than 90% of disasters are water-related."

UN Secretary-General António Guterres



ô **Two thirds** of the world's population live in areas plagued by water scarcity



ô **2 Billion** people do not have access to clean water



ô **No viable** means for individuals to desalinate seawater for personal use



ô We are fast approaching a world in which the most hotly-contested resource for **development and survial** is not oil, but **water**.



ô The water crisis is the **number 1 global risk** based on impact to society.



ô Over **4 million** people die annually from the consequences of water-related diseases.

Solution 3

The game changer:

Quench sea







QuenchSea is a groundbreaking, low-cost, portable, manually-powered device that instantly turns seawater into drinkable freshwater. It combines a simple hydraulic system and a small reverse osmosis membrane to desalinate seawater into fresh water using human power.





Quench sea

Removes Salts,
Parasites, Pathogens,
Contaminants and Microplastics

Quench Sea has an advanced in-built
triple pre-filtration system and a
reverse osmosis membrane to
remove salts and particles as small
as 0.0001 microns. Water is
guaranteed to be below 1,000 TDS*.

*Average TDS after desalination is 300 to 500 TDS

35,000 TDS
💧 Seawater

1,000 TDS
💧 Freshwater



💧 Seawater to 💧 Freshwater

Benefits

💲 Low Cost
Retails at $50 &
above

📬 Hand-held
Hand-held and easily
transportable

👆 Easy to use
Easy to operate with
pictorial instructions

🔗 Durable & Simple
Resilient with no extra parts.
Incorporates pre-filteration

⧗ Service Life
Operates for a minimum of
3 months and max 36 months.
Depends on feedwater quallity

⚙ Rate of production
Produces 96 liters of
purified water per day

Membranes
Uses Proven Technology
RO membranes.
Tested to 18,000 Litres

🏅 Quality
Purifies 50 NTU, up to 50,000
mg/L seawater to below 1000 mg/L
TDS and meets WHO maximum
contaminant levels

Empowerment
The power to produce
own water

Low Cost
Low cost membrane and
filter replacement

Retails above $50 and up to $130

—

96 Litres per Day

—

Seawater to Fresh Water

—

Traction

The World Economic Forum

selected Hydro Wind Energy as one of the 100 top start ups in the MENA region



—
















Customers

Targeting multiple sectors





Business Model

Hydro Wind Energy
commercialisation plan

OceanHydro
Omni

Commercialisation - Business model

OceanHydro Omni

Global Opportunity - all that is required is **sea depth** and **offshore wind** to generate and store energy at unprecedented levels

Generating electricity at a lower price than any other power generation technology. **Lowest Capital Costs** versus all other electrical generation technologies

Our business model is based on building the energy systems with an **EPC partner** and **funder** and selling electricity

Commercialisation is start in 2024 - rapid monetisation - 1 GW array in North Atlantic commissioning to start in 2023 - **7 phase development**

Visionary Co-development partners unlock global potential - Hydroelectric Turbine Manufacturer, Electrical Infrastructure, EPC, Subsea Cabling, Finance, Project Management

Launch price from **$70 to $100 per MWh** - price set to outcompete market price in any geographical market at any time of day without government subsidies

Offshore and deep sea - **territorial and international waters** - opens the door to access wind offshore, deep sea at low cost

Energy storage allows us to sell at any time of day

Auxiliary services to the grid. Sold at premium to wholesale rate

Dispatchable power on-demand

Market domination strategy

SubSeaRO
WIND







Market

$6T energy market, $17B desalinization















*Projected 2B people for SubSeaRO Wind's "uncatered market due to costs"; $60B market for QuenchSea and $6B annual MO replacement based on internal company forecasts.

Competition

Higher energy yield, greater wind resource, lower cost, energy storage, grid services

Comparison Wind Turbines Versus OceanHydro Omni	
Offshore Wind Turbines	**OceanHydro Omni**
Wind to Electricity	Wind to Mechanical Lift - Water Pressure to Electricity
35% electrical conversion efficiency	90% electrical conversion efficiency
No energy storage	Energy storage inherently built in
Non dispatchable power	Dispatchable power on-demand
Complicated technology	Simple technology
High cost $3.3 Million per MW installed	Low cost $550,000 per MW installed
Limited to shallow waters	Requires deep sea
Government subsidies	Commercially competitive from the outset
Capacity factor 50%	Capacity factor of Hydroelectric Turbines min 6% to max 57%
Variable Power and Energy Output	Controlled and guaranteed Power and Energy Output
Low power to mass ratio	High power to mass ratio
Wind energy resource extraction max 15 m/s	Harnesses full energy resource from 4m/s to 40m/s
No grid sevices	Auxiliary services to the grid - Balancing, Frequency Control, Voltage stability, Reserve, Black Start
Cost **$100 per MWh**	Cost **$45 per MWh**

Vision

Forecasts and projections













Financial Projections

Year	Investment	Investment Type	Water Production Per Day m3	Selling Price per m3	Systems Deployed
2021	$20 Million	Equity/Grant/CN	10	$0.0	1
2022		Equity/Grant/CN	10,000	$0.30	1
2023	$50 Million	Debt	500,000	$0.30	50

Year	Investment	Sales	Net Profit
2021	$20,000,000		-$20,460,000
2022		$876,000	-$757,180
2023	$50,000,000	$43,800,000	$29,606,000
2024		$43,800,000	$26,206,000
2025		$43,800,000	$25,406,000









Investors

techstars_	**aws**	**WORLD ECONOMIC FORUM**
A proud techstars company	Clean Energy Accelerator	Top 100 Start Ups
gem global emerging markets	**SEEDRS**	**c3**
Investment Group	Equity Platform	Social Impact Accelerator

Founders



Lee King is the concept architect, co-founder and CEO of the company. He is a graduate of the University of Aberdeen holding an MA and MSc International Business. He has over 10 years of experience in business management, business development, investment funds, project finance, investment and

technology strategies, as well as within projects focusing on water desalination, water security and energy.



Maryam Hassani, co-founder and CIO Chief Innovation Officer—holds a BA from New York University Abu Dhabi. She was a consultant with EY's Advisory practice focusing on Innovation & Strategy specifically with the MBRIF (Mohammed Bin Rashid Innovation Fund). She has experience operating as a leading innovation strategist and facilitating corporate initiatives and their integration with government entities.



Hayk Vasilyan, co-founder and CTO, is a renowned researcher in manufacturing technologies and materials. He holds a Mechanical Engineering BSc, MSc from the University of Turin, Italy, and a PhD in the field of Computational Engineering and Design at the Rolls-Royce Technology Centre from the University of Southampton. He has a wide range of experience in product design, systems integration, manufacturing technologies, robotics, materials science and renewable energy.



Abdulla Ghaly, co-founder and IT Systems Integrator and IT Director. He is a graduate of Queens Mary University and UCL with an MSc in Electrical and Telecommunications Engineering. He has over 10 years experience as a Telecoms Engineer and IT systems integrator for one of the largest utility companies in the UK.



Laura Dryden, co-founder and People Director, is an accomplished and renowned C-Level executive with a proven track record in developing and building agile tech-culture and performance management strategies. She holds a CIPD Degree in Human Resource Management and is passionate about evolving

the way people work. With a core focus on people, innovation and technology, she is known for her innovative thinking and ability to deliver creative and pragmatic solutions to build high-performance culture in some of the most successful startups in the world.



Donald Naylor, Chief Technical Engineer. Chartered mechanical engineer holding an MA Cambridge University with over 18 years of experience in the design, manufacture, installation and operation of powerful equipment for the marine environment. He has a broad knowledge of mechanical systems, hydraulics, structures, composites, marine operations and other associated technologies as well as being an experienced manager of technical specialists, suppliers and customers. Donald has a track record in building and leading multi-disciplinary teams to tackle technical challenges offshore. In 2008 he was the first engineer to be employed by the wave energy developer Aquamarine Power and, as the company grew, became their Chief Engineer. He designed, built and installed two full scale wave energy converters including the 800kW 'Oyster 800' and was part of managing a $50 million project.

Our values



COURAGEOUSLY CREATIVE
We lead, we create, we innovate



TRAIL BLAZERS
We are the future, we think big and make it happen



BEYOND GREAT, EXCEPTIONAL
We set the standard in everything we do



WHOLEHEARTEDLY SUPPORTIVE
We are candid with one another, we work with trust and respect



ENVIRONMENTAL STEWARDS
We conserve, we protect, we defend



FINANCIALLY SAVVY
We are owners, we invest shrewdly and we share the rewards



UNAPOLOGETICALLY ENTHUSIASTIC
We accept the mission with positivity and passion

Team

	Lee King	CEO
	Maryam Hassani	CIO
	Sohna Ngum	Director of Inclusion & Impact
	Hayk Vasiliyan	CTO
	Deji Kolawale	Head Environmental Engineer
	Laura Dryden	People Director
	Pranay Addepalli	Mechanical Engineer
	Mircea Calarasu	Project Engineer
	Mo Helmy	Head Digital Strategist
	Nathalie Spree	Chief of Staff
	Donald Naylor	Chief Technical Engineer

	Dennis Nwatu	BD
	Aboozy Ghaly	IT Director
	David de Meji	Head Data Science & AI
	Susanna Tshagharyan	Humanitarian Director
	Hannah Forbes	Director of Fundraising
	Ercument Alyanak	Chief Engineer
	Chris Hazzard	Chief Tooling Engineer
	Vlad Ociacia	Chief Design Officer
	Arthur Claire	Head Project Management
	Adrine Zenian	Head Digital Marketing
	Holly Fenton	L&D Director

 Anca Negru   EA

Perks

FAQ

 **Republic**

Company Name	Hydro Wind Energy
Logo	
Headline	Game-changing innovations in offshore wind power and seawater desalination
Slides	











Tags	Female Founders, B2B, Coming soon, Startups, Renewable, Clean energy, B2C, Cleantech

Pitch text	## Summary

- World Economic Forum, Top 100 startups in the MENA region
- OceanHydro Omni: low-cost, clean offshore power and energy storage
- SubSea RO Wind: wind-powered low cost seawater desalination
- QuenchSea: portable, low cost, hand-powered seawater desalination device
- Partnered with Techstars, Amazon Clean Energy Accelerator, & more
- Featured in Wired, Business Insider, Euronews, Engineering, & 30+ more
- $57 million signed commitment from an institutional investor for an IPO

Problem 1

80 % of the world's wind resource is offshore in deep waters

How can humanity access and harness wind offshore in deep waters cost effectively today?

There is a global need for clean, affordable and secure energy. The global energy market is currently sized at $6 trillion, and energy demand is expected to grow by one-third by 2040. The world still sources 87% of its energy from fossil fuels.

Many of the environmental problems the world faces today—including climate change, ocean acidification, droughts, extreme weather, carbon emissions, and air pollution—are all a direct result of our dependence on fossil fuels.

The world needs to transition to renewables; but, the main problem with conventional renewables is that they have failed to outcompete with fossil fuels on cost, scalability, power and energy density. In addition, they are either intermittent, variable or both and no cost effective energy storage solution has been found to absorb the volatility of renewables or to dispatch them on demand.

—



Solution 1

The game changer:



OceanHydro Omni is a simple but highly innovative technology that harnesses offshore wind—combined with the power of subsea oceanic pressure—to provide reliable, low-cost, clean, electrical energy and energy storage.





This technology opens up the ability to exploit offshore wind power in deep waters at significantly reduced cost, compared to conventional wind turbines, offshore floating wind, or evolving marine and kite energy technologies.

Current wind turbines are unable to access offshore wind in deep waters, and are limited to shallow waters of no more than 60m depth and heights of 150m. In addition, wind turbines convert the wind directly to electrical energy, giving a low conversion efficiency of 35% with variable power and energy output.

In contrast, we use vertical axis rotors solely to provide mechanical power to lift, altering the buoyancy of a submerged pressure vessel and fully absorbing the volatility of winds from 4m/s right up to 40 m/s. Water flooding into an empty pressure vessel at sea depth is used to generate electricity through a hydroelectric turbine (similar to hydro power). This in comparison gives a **hydro-electrical conversion** efficiency of 90% with the added benefit of energy storage and on-demand dispatchable power—the two missing links to a future powered by renewables.

Technology Description



Our technology is a combination of a form of pumped hydro storage and wind power—a hybrid system that combines wind and subsea energy storage. It uses the same principles as pumped hydro storage; but, instead of using a dam, we are using sea depth, individual pressure vessels, and subsea pressure to obtain the same results using a hydroelectric turbine.

OceanHydro Omni

What is so Unique?

Wind turbines convert the wind directly to electrical energy giving a low conversion **efficiency of 35%** with **variable** electrical energy and **power output**. OceanHydro Omni utilises a vertical axis wind rotor solely to provide **mechanical lift** to alter the buoyancy of a submerged **pressure vessel**. Water flooding into an empty pressure vessel at depth is used to **generate electricity** through a **hydroelectric turbine**. This in comparison gives a conversion **efficiency of 90%** with added benefit of **on-demand dispatchable power** and **energy storage**. The two missing links to a future powered by renewables.



Wind to mechanical lift - Charge mode



Water pressure to electricity - Discharge mode

This technology has the potential to be a game changer for the 21st century—in terms of developing a renewable energy system that can outcompete fossil fuels on power density, energy density, cost and scalability, while also providing dispatchable and reliable power generation to the grid. In addition, it's ultimately wind power, which eliminates carbon emissions entirely from power production.

This technology can rapidly accelerate the transition to renewables and worldwide electrification, thereby lowering the cost of energy and increasing security of supply. The main objective is to provide unsubsidised reliable electrical energy. The technology is extremely disruptive from the current state of the art, yet utilises existing and proven technology in a new area.



—

OceanHydro Omni will open up access to offshore wind in deep waters, provide dispatchable electrical power and grid scale energy storage at a lower cost than other power generation technology.

—

Technical Information

Operations

Rotor Diameter	17m
Pressure Vessel Volume:	500m³
Gearing advantage:	45:1
Wind speed operation:	4 m/s to 40 m/s
Operational Sea Depth:	100m
Hydroelectric turbine rated power:	1MW
Energy Storage capacity:	70 kWh per cycle
Maximum charge time:	3 to 68 mintues
Discharge time:	5 minutes
Energy generation per day:	1.6 MWh to 13.8 MWh
Cycles per day:	21 to 189
Unit Cost:	$550,000
Cost per MWh:	$45



Benefits

- LCOE below $45 per MWh
- Omnidirectional wind capture
- Closer spacing

- Lower starting wind speed (3 m/s)
- Lower environmental impact
- Easy installation compared to conventional wind turbines

- Operates in extreme weather
- High energy yield
- Harnesses full energy resource from 3 m/s to 40 m/s wind speeds

- Absorbs variability of wind power
- Rotational movement to mechanical lift
- Rapid development cycle

- Uses hydroelectric turbine for electrical conversion subsea
- Lower center of gravity, which reduces platform costs
- Improved efficiency over HAWTs at multi-MW scales

- Hybrid energy system
- Dispatchable power
- Inbuilt energy storage

- Reduced O&M costs through removal of active components and platform-level placement of drivetrain

Problem 2

The world needs a solution to the water crisis

Water scarcity is becoming a severe threat to the prosperity and sustainability of all human societies

Currently, 40% of the world's population live in water-stressed areas. This number is expected to increase to 50% by 2025, with 1.8 billion people living with absolute water scarcity. The world population is expected to grow from 7.9 billion in 2022 to 9.9 billion in 2050, adding tremendous risks of water stress.

Along with other megatrends, such as urbanization, modern agriculture and industrialization, human activities have multiplied demands for water consumption. Water contamination from industrial production, and extreme weather (droughts and floods) due to climate change, also put our very limited water resources in danger.

—







◊ **Two thirds** of the world's population live in areas plagued by water scarcity

◊ **2 Billion** people do not have access to clean water

◊ Conventional desalination technologies are **prohibitively expensive**, powered by **fossil fuels** and with significant **environmental impact**







◊ We are fast approaching a world in which the most hotly-contested resource for **development** and **survival** is not oil, but **water**.

◊ The water crisis is the **number 1 global risk** based on impact to society.

◊ Over **4 million** people die annually from the consequences of water-related diseases.

Solution 2

The game changer:



A simple but highly innovative technology that combines the power of altitude wind, reverse osmosis membranes, and subsea pressure to desalinate seawater into freshwater in unprecedented volumes.





Technology Description — SubSeaRO WIND

This technology uses the natural hydrostatic head of the ocean at **600m depth** to drive a reverse osmosis process. The system is combined with **wind power using kites** to lift the freshwater to the surface. Sail and kite powered barges are used to deliver the water to shore.

ALTITUDE WIND KITES + **SUBSEA PRESSURE** + **REVERSE OSMOSIS MEMBRANES** = **FRESH POTABLE WATER**

All that is required is **sea depth of 600m** and **offshore wind.** Global technology that can be applied worldwide from Japan to Malta to meet the entire needs of urban centres.

- Offshore **altitude wind is stronger** and more persistent and ideal for mechanical power to lift.
- Technology uses the same **aerodynamic principles** as yacht **sailing.**
- Kite control mechanisms currently exist.
- **Subsea RO** desalination already **tested.**

Benefits

- ○ **Simple technology**, easy to build, deploy, scale and decommission

- ○ Based on **proven technology** – reverse osmosis membranes and sail technology

- ○ Potential to **decarbonise** the entire desalination capacity of nations

- ○ **Environmentally** benign technology

- ○ Completely **eliminates** the use of **fossil fuels** for desalination

- ○ Full scale **demonstrator** ready by the end of **2022**

- ○ **Global technology** - requires sea depth 500m plus and altitude wind

- ○ **Global Application** - has the potential to solve the world's water crisis today

- ○ **Quantities** on demand. Avoids the limitation of solar powered desalination

- ○ **Rapid** technology development cycle

- ○ **Security** of supply

- ○ Unprecedented global **competitive advantage**

Captial Cost per m³/day



$1,500

VS $200

Current Desalination   **SubSea RO Wind**

Low capital costs $200 per m³ installed compared to current desalination technologies above $1500 per m³ installed



$1/m³

VS $0.20/m³

Current Desalination   **SubSea RO Wind**

Cost below $0.20 per m³ (conventional desalination technologies cost over $1 per m³)



100%

Renewable - ultimately uses wind at altitude



Low Cost

Low Capex and Opex 90% reduction on current costs



Capacities

Provides urban wide capacity. Volume capacities to match demand



—

We reduce water desalination costs by 90%, outcompeting all other technologies.

—

*90% reduction on current costs based on internal company estimates

Problem 3

Desalinization is expensive and inaccessible to most people around the world

—

"Quite simply, water is a matter of life and death. Our bodies are 60% water. Our cities, our industries and our agriculture all depend on it. Yet, today, 40% of the world's people are affected by water scarcity; 80% of wastewater is discharged untreated into the environment, and more than 90% of disasters are water-related."

UN Secretary-General António Guterres

—







◊ **Two thirds** of the world's population live in areas plagued by water scarcity

◊ **2 Billion** people do not have access to clean water

◊ **No viable** means for individuals to desalinate seawater for personal use







◊ We are fast approaching a world in which the most hotly-contested resource for **development and survial** is not oil, but **water**.

◊ The water crisis is the **number 1 global risk** based on impact to society.

◊ Over **4 million** people die annually from the consequences of water-related diseases.

Solution 3

The game changer:

Quench sea





QuenchSea is a groundbreaking, low-cost, portable, manually-powered device that instantly turns seawater into drinkable freshwater. It combines a simple hydraulic system and a small reverse osmosis membrane to desalinate seawater into fresh water using human power.



🔵 Seawater to 🔵 Freshwater




Removes Salts, Parasites, Pathogens, Contaminants and Microplastics

Quench Sea has an advanced in-built triple pre-filtration system and a reverse osmosis membrane to remove salts and particles as small as 0.0001 microns. Water is guaranteed to be below 1,000 TDS*.

*Average TDS after desalination is 300 to 500 TDS

35,000 TDS
Seawater

1,000 TDS
Freshwater

Seawater to Freshwater

Benefits

Low Cost
Retails at $50 & above

Hand-held
Hand-held and easily transportable

Easy to use
Easy to operate with pictorial instructions

Durable & Simple
Resilient with no extra parts. Incorporates pre-filteration

Service Life
Operates for a minimum of 3 months and max 36 months. Depends on feedwater quality

Rate of production
Produces 96 liters of purified water per day

Membranes
Uses Proven Technology RO membranes. Tested to 18,000 Litres

Quality
Purifies 50 NTU, up to 50,000 mg/L seawater to below 1000 mg/L TDS and meets WHO maximum contaminant levels

Empowerment
The power to produce own water

Low Cost
Low cost membrane and filter replacement

Retails above $50 and up to $130

—

96 Litres per Day

—

Seawater to Fresh Water

—

Traction

The World Economic Forum

selected Hydro Wind Energy as one of the 100 top start ups in the MENA region



—









Success 2021

Quench
sea



$400,000 +
As of Jan 2022

Pre-orders 4,000 +

Delivery 2022

Customers 3,500 +
As of Jan 2022

Over 5,500 followers on Facebook

Over 2,500 followers on Instagram

Featured in over 200 articles globally

OceanHydro Omni   Quench sea

euronews.	BUSINESS INSIDER	Mashable	Engineering
WIRED	GIZMODO	designboom	TRAVEL+LEISURE
NEO2	Geek	THE.SINSA.	TN
TRENDHUNTER	UKFundraising	WINDSURFERS	techfieber
Bateaux.com Magazine de la plaisance	Jolly Reveur	luxurious magazine	ybw.com
Geeky Gadgets	OxGadgets	Segel Reporter	KILL AN HOUR
FIGARO nautisme	GODSAVETHEPOINTS	UnterWasserWelt	greenMe.
Checkersaga	KURIER	InsideHook	futurezone
dailymotion	L'USINENOUVELLE	THE TRAVEL	GADGET

Customers

Targeting multiple sectors





Business Model

Hydro Wind Energy commercialisation plan







Market

$6T energy market, $17B desalinization















*Projected 2B people for SubSeaRO Wind's "uncatered market due to costs"; $60B market for QuenchSea and $6B annual MO replacement based on internal company forecasts.

Competition

Higher energy yield, greater wind resource, lower cost, energy storage, grid services

Comparison Wind Turbines Versus OceanHydro Omni		OceanHydro Omni
Offshore Wind Turbines		**OceanHydro Omni**
Wind to Electricity		Wind to Mechanical Lift - Water Pressure to Electricity
35% electrical conversion efficiency		90% electrical conversion efficiency
No energy storage		Energy storage inherently built in
Non dispatchable power		Dispatchable power on-demand
Complicated technology		Simple technology
High cost $3.3 Million per MW installed		Low cost $550,000 per MW installed
Limited to shallow waters		Requires deep sea
Government subsidies		Commercially competitive from the outset
Capacity factor 50%		Capacity factor of Hydroelectric Turbines min 6% to max 57%
Variable Power and Energy Output		Controlled and guaranteed Power and Energy Output
Low power to mass ratio		High power to mass ratio
Wind energy resource extraction max 15 m/s		Harnesses full energy resource from 4m/s to 40m/s
No grid sevices		Auxiliary services to the grid - Balancing, Frequency Control, Voltage stability, Reserve, Black Start
Cost **$100 per MWh**		Cost **$45 per MWh**

Vision

Forecasts and projections





Financial Projections

Year	Investment	Investment Type	Sales	Net Profit	Systems Deployed	Energy Generation GWh per year	Price Per MWh($)
2021	$25,000,000	Equity/Grant/CN		-$25,460,000	1	10	
2022			$70,000	-$1,578,000	1	1000	$70
2023	$100,000,000	Equity/Grant/Debt	$70,000	-$16,652,319	100	0	$70
2024	$500,000,000	Equity/Grant/Debt	$21,000,000	$1,685,681		300,000	$70
2025			$63,000,000	$3,737,044	200	900,000	$70
2026			$126,000,000	$50,863,087	300	1,800,000	$70
2027			$231,000,000	$133,141,693	500	3,300,000	$70
2028			$231,000,000	$133,340,815	500	3,300,000	$70



















Investors

techstars_
A proud techstars company

aws
Clean Energy Accelerator

WORLD ECONOMIC FORUM
Top 100 Start Ups

gem
global emerging markets
Investment Group

SEEDRS
Equity Platform

c3
Social Impact Accelerator

Founders



Lee King is the concept architect, co-founder and CEO of the company. He is a graduate of the University of Aberdeen holding an MA and MSc International Business. He has over 10 years of experience in business management, business development, investment funds, project finance, investment and

technology strategies, as well as within projects focusing on water desalination, water security and energy.



Maryam Hassani, co-founder and CIO Chief Innovation Officer—holds a BA from New York University Abu Dhabi. She was a consultant with EY's Advisory practice focusing on Innovation & Strategy specifically with the MBRIF (Mohammed Bin Rashid Innovation Fund). She has experience operating as a leading innovation strategist and facilitating corporate initiatives and their integration with government entities.



Hayk Vasilyan, co-founder and CTO, is a renowned researcher in manufacturing technologies and materials. He holds a Mechanical Engineering BSc, MSc from the University of Turin, Italy, and a PhD in the field of Computational Engineering and Design at the Rolls-Royce Technology Centre from the University of Southampton. He has a wide range of experience in product design, systems integration, manufacturing technologies, robotics, materials science and renewable energy.



Abdulla Ghaly, co-founder and IT Systems Integrator and IT Director. He is a graduate of Queens Mary University and UCL with an MSc in Electrical and Telecommunications Engineering. He has over 10 years experience as a Telecoms Engineer and IT systems integrator for one of the largest utility companies in the UK.



Laura Dryden, co-founder and People Director, is an accomplished and renowned C-Level executive with a proven track record in developing and building agile tech-culture and performance management strategies. She holds a CIPD Degree in Human Resource Management and is passionate about evolving

the way people work. With a core focus on people, innovation and technology, she is known for her innovative thinking and ability to deliver creative and pragmatic solutions to build high-performance culture in some of the most successful startups in the world.



Donald Naylor, Chief Technical Engineer. Chartered mechanical engineer holding an MA Cambridge University with over 18 years of experience in the design, manufacture, installation and operation of powerful equipment for the marine environment. He has a broad knowledge of mechanical systems, hydraulics, structures, composites, marine operations and other associated technologies as well as being an experienced manager of technical specialists, suppliers and customers. Donald has a track record in building and leading multi-disciplinary teams to tackle technical challenges offshore. In 2008 he was the first engineer to be employed by the wave energy developer Aquamarine Power and, as the company grew, became their Chief Engineer. He designed, built and installed two full scale wave energy converters including the 800kW 'Oyster 800' and was part of managing a $50 million project.

Our values



TRAIL BLAZERS
We are the future, we think big and make it happen



COURAGEOUSLY CREATIVE
We lead, we create, we innovate



WHOLEHEARTEDLY SUPPORTIVE
We are candid with one another, we work with trust and respect



BEYOND GREAT, EXCEPTIONAL
We set the standard in everything we do



ENVIRONMENTAL STEWARDS
We conserve, we protect, we defend



UNAPOLOGETICALLY ENTHUSIASTIC
We accept the mission with positivity and passion



FINANCIALLY SAVVY
We are owners, we invest shrewdly and we share the rewards

Team

	Lee King	CEO
	Maryam Hassani	CIO
	Sohna Ngum	Director of Inclusion & Impact
	Hayk Vasiliyan	CTO
	Deji Kolawale	Head Environmental Engineer
	Laura Dryden	People Director
	Pranay Addepalli	Mechanical Engineer
	Mircea Calarasu	Project Engineer
	Mo Helmy	Head Digital Strategist
	Nathalie Spree	Chief of Staff
	Donald Naylor	Chief Technical Engineer

	Dennis Nwatu	BD
	Aboozy Ghaly	IT Director
	David de Meji	Head Data Science & AI
	Susanna Tshagharyan	Humanitarian Director
	Hannah Forbes	Director of Fundraising
	Ercument Alyanak	Chief Engineer
	Chris Hazzard	Chief Tooling Engineer
	Vlad Ociacia	Chief Design Officer
	Arthur Claire	Head Project Management
	Adrine Zenian	Head Digital Marketing
	Holly Fenton	L&D Director

   Anca Negru   EA

Perks

FAQ

 Republic

Company Name	Hydro Wind Energy
Logo	
Headline	Game-changing innovations in offshore wind power and seawater desalination
Slides	











| **Tags** | Female Founders, B2B, Coming soon, Startups, Renewable, Clean energy, B2C, Cleantech |

| **Pitch text** | ## Summary |

- World Economic Forum, Top 100 startups in the MENA region
- OceanHydro Omni: low-cost, clean offshore power and energy storage
- SubSea RO Wind: wind-powered low cost seawater desalination
- QuenchSea: portable, low cost, hand-powered seawater desalination device
- Partnered with Techstars, Amazon Clean Energy Accelerator, & more
- Featured in Wired, Business Insider, Euronews, Engineering, & 30+ more
- $57 million signed commitment from an institutional investor for an IPO

Problem 1

80 % of the world's wind resource is offshore in deep waters

How can humanity access and harness wind offshore in deep waters cost effectively today?

There is a global need for clean, affordable and secure energy. The global energy market is currently sized at $6 trillion, and energy demand is expected to grow by one-third by 2040. The world still sources 87% of its energy from fossil fuels.

Many of the environmental problems the world faces today—including climate change, ocean acidification, droughts, extreme weather, carbon emissions, and air pollution—are all a direct result of our dependence on fossil fuels.

The world needs to transition to renewables; but, the main problem with conventional renewables is that they have failed to outcompete with fossil fuels on cost, scalability, power and energy density. In addition, they are either intermittent, variable or both and no cost effective energy storage solution has been found to absorb the volatility of renewables or to dispatch them on demand.

—



Solution 1

The game changer:



OceanHydro Omni is a simple but highly innovative technology that harnesses offshore wind—combined with the power of subsea oceanic pressure—to provide reliable, low-cost, clean, electrical energy and energy storage.





This technology opens up the ability to exploit offshore wind power in deep waters at significantly reduced cost, compared to conventional wind turbines, offshore floating wind, or evolving marine and kite energy technologies.

Current wind turbines are unable to access offshore wind in deep waters, and are limited to shallow waters of no more than 60m depth and heights of 150m. In addition, wind turbines convert the wind directly to electrical energy, giving a low conversion efficiency of 35% with variable power and energy output.

In contrast, we use vertical axis rotors solely to provide mechanical power to lift, altering the buoyancy of a submerged pressure vessel and fully absorbing the volatility of winds from 4m/s right up to 40 m/s. Water flooding into an empty pressure vessel at sea depth is used to generate electricity through a hydroelectric turbine (similar to hydro power). This in comparison gives a **hydro-electrical conversion** efficiency of 90% with the added benefit of energy storage and on-demand dispatchable power—the two missing links to a future powered by renewables.



Our technology is a combination of a form of pumped hydro storage and wind power—a hybrid system that combines wind and subsea energy storage. It uses the same principles as pumped hydro storage; but, instead of using a dam, we are using sea depth, individual pressure vessels, and subsea pressure to obtain the same results using a hydroelectric turbine.

What is so Unique?

OceanHydro Omni

Wind turbines convert the wind directly to electrical energy giving a low conversion **efficiency of 35%** with **variable** electrical energy and **power output**. OceanHydro Omni utilises a vertical axis wind rotor solely to provide **mechanical lift** to alter the buoyancy of a submerged **pressure vessel**. Water flooding into an empty pressure vessel at depth is used to **generate electricity** through a **hydroelectric turbine.** This in comparison gives a conversion **efficiency of 90%** with added benefit of **on-demand dispatchable power** and **energy storage.** The two missing links to a future powered by renewables.



Wind to mechanical lift -
Charge mode

>



Water pressure to electricity -
Discharge mode

This technology has the potential to be a game changer for the 21st century—in terms of developing a renewable energy system that can outcompete fossil fuels on power density, energy density, cost and scalability, while also providing dispatchable and reliable power generation to the grid. In addition, it's ultimately wind power, which eliminates carbon emissions entirely from power production.

This technology can rapidly accelerate the transition to renewables and worldwide electrification, thereby lowering the cost of energy and increasing security of supply. The main objective is to provide unsubsidised reliable electrical energy. The technology is extremely disruptive from the current state of the art, yet utilises existing and proven technology in a new area.



—

OceanHydro Omni will open up access to offshore wind in deep waters, provide dispatchable electrical power and grid scale energy storage at a lower cost than other power generation technology.

—

Technical Information

Operations

Rotor Diameter	17m
Pressure Vessel Volume:	500m³
Gearing advantage:	45:1
Wind speed operation:	4 m/s to 40 m/s
Operational Sea Depth:	100m
Hydroelectric turbine rated power:	1MW
Energy Storage capacity:	70 kWh per cycle
Maximum charge time:	3 to 68 mintues
Discharge time:	5 minutes
Energy generation per day:	1.6 MWh to 13.8 MWh
Cycles per day:	21 to 189
Unit Cost:	$550,000
Cost per MWh:	$45



Benefits

- ⧜ LCOE below $45 per MWh
- ⧜ Omnidirectional wind capture
- ⧜ Closer spacing

- ⧜ Lower starting wind speed (3 m/s)
- ⧜ Lower environmental impact
- ⧜ Easy installation compared to conventional wind turbines

- ⧜ Operates in extreme weather
- ⧜ High energy yield
- ⧜ Harnesses full energy resource from 3 m/s to 40 m/s wind speeds

- ⧜ Absorbs variability of wind power
- ⧜ Rotational movement to mechanical lift
- ⧜ Rapid development cycle

- ⧜ Uses hydroelectric turbine for electrical conversion subsea
- ⧜ Lower center of gravity, which reduces platform costs
- ⧜ Improved efficiency over HAWTs at multi-MW scales

- ⧜ Hybrid energy system
- ⧜ Dispatchable power
- ⧜ Inbuilt energy storage

- ⧜ Reduced O&M costs through removal of active components and platform-level placement of drivetrain

Problem 2

The world needs a solution to the water crisis

Water scarcity is becoming a severe threat to the prosperity and sustainability of all human societies

Currently, 40% of the world's population live in water-stressed areas. This number is expected to increase to 50% by 2025, with 1.8 billion people living with absolute water scarcity. The world population is expected to grow from 7.9 billion in 2022 to 9.9 billion in 2050, adding tremendous risks of water stress.

Along with other megatrends, such as urbanization, modern agriculture and industrialization, human activities have multiplied demands for water consumption. Water contamination from industrial production, and extreme weather (droughts and floods) due to climate change, also put our very limited water resources in danger.

—



2/3rd WORLD POPULATION WATER SCARCITY

◊ **Two thirds** of the world's population live in areas plagued by water scarcity



2 BILLION

◊ **2 Billion** people do not have access to clean water



High cost

◊ Conventional desalination technologies are **prohibitively expensive**, powered by **fossil fuels** and with significant **environmental impact**



◊ We are fast approaching a world in which the most hotly-contested resource for **development** and **survival** is not oil, but **water**.



◊ The water crisis is the **number 1 global risk** based on impact to society.



◊ Over **4 million** people die annually from the consequences of water-related diseases.

Solution 2

The game changer:



A simple but highly innovative technology that combines the power of altitude wind, reverse osmosis membranes, and subsea pressure to desalinate seawater into freshwater in unprecedented volumes.





Benefits

- ○ **Simple technology**, easy to build, deploy, scale and decommission

- ○ Based on **proven technology** – reverse osmosis membranes and sail technology

- ○ Potential to **decarbonise** the entire desalination capacity of nations

- ○ **Environmentally** benign technology

- ○ Completely **eliminates** the use of **fossil fuels** for desalination

- ○ Full scale **demonstrator** ready by the end of **2022**

- ○ **Global technology** - requires sea depth 500m plus and altitude wind

- ○ **Global Application** - has the potential to solve the world's water crisis today

- ○ **Quantities** on demand. Avoids the limitation of solar powered desalination

- ○ **Rapid** technology development cycle

- ○ **Security** of supply

- ○ Unprecedented global **competitive advantage**

Captial Cost per m³/day



Current Desalination / **SubSea RO Wind**

Low capital costs $200 per m³ installed compared to current desalination technologies above $1500 per m³ installed



Current Desalination / **SubSea RO Wind**

Cost below $0.20 per m³ (conventional desalination technologies cost over $1 per m³)



100%

Renewable - ultimately uses wind at altitude



Low Cost

Low Capex and Opex 90% reduction on current costs



Capacities

Provides urban wide capacity. Volume capacities to match demand



We reduce water desalination costs by 90%, outcompeting all other technologies.

*90% reduction on current costs based on internal company estimates

Problem 3

Desalinization is expensive and inaccessible to most people around the world

"Quite simply, water is a matter of life and death. Our bodies are 60% water. Our cities, our industries and our agriculture all depend on it. Yet, today, 40% of the world's people are affected by water scarcity; 80% of wastewater is discharged untreated into the environment, and more than 90% of disasters are water-related."

UN Secretary-General António Guterres



○ **Two thirds** of the world's population live in areas plagued by water scarcity



○ **2 Billion** people do not have access to clean water



○ **No viable** means for individuals to desalinate seawater for personal use



○ We are fast approaching a world in which the most hotly-contested resource for **development and survial** is not oil, but **water**.

○ The water crisis is the **number 1 global risk** based on impact to society.

○ Over **4 million** people die annually from the consequences of water-related diseases.

Solution 3

The game changer:









QuenchSea is a groundbreaking, low-cost, portable, manually-powered device that instantly turns seawater into drinkable freshwater. It combines a simple hydraulic system and a small reverse osmosis membrane to desalinate seawater into fresh water using human power.





Quench sea

Removes Salts,
Parasites, Pathogens,
Contaminants and Microplastics

Quench Sea has an advanced in-built
triple pre-filtration system and a
reverse osmosis membrane to
remove salts and particles as small
as 0.0001 microns. Water is
guaranteed to be below 1,000 TDS*.

*Average TDS after desalination is 300 to 500 TDS

35,000 TDS
Seawater

1,000 TDS
Freshwater

💧 Seawater to 💧 Freshwater

Benefits

Low Cost
Retails at $50 &
above

Hand-held
Hand-held and easily
transportable

Easy to use
Easy to operate with
pictorial instructions

Durable & Simple
Resilient with no extra parts.
Incorporates pre-filteration

Service Life
Operates for a minimum of
3 months and max 36 months.
Depends on feedwater quality

Rate of production
Produces 96 liters of
purified water per day

Membranes
Uses Proven Technology
RO membranes.
Tested to 18,000 Litres

Quality
Purifies 50 NTU, up to 50,000
mg/L seawater to below 1000 mg/L
TDS and meets WHO maximum
contaminant levels

Empowerment
The power to produce
own water

Low Cost
Low cost membrane and
filter replacement

Retails above $50 and up to $130

—

96 Litres per Day

—

Seawater to Fresh Water

—

Traction

The World Economic Forum

selected Hydro Wind Energy as one of the 100 top start ups in the MENA region



—



















Customers

Targeting multiple sectors





Business Model

Hydro Wind Energy
commercialisation plan





Market

$6T energy market, $17B desalinization













*Projected 2B people for SubSeaRO Wind's "uncatered market due to costs"; $60B market for QuenchSea and $6B annual MO replacement based on internal company forecasts.

Competition

Higher energy yield, greater wind resource, lower cost, energy storage, grid services

Comparison Wind Turbines Versus OceanHydro Omni	
Offshore Wind Turbines	**OceanHydro Omni**
Wind to Electricity	Wind to Mechanical Lift - Water Pressure to Electricity
35% electrical conversion efficiency	90% electrical conversion efficiency
No energy storage	Energy storage inherently built in
Non dispatchable power	Dispatchable power on-demand
Complicated technology	Simple technology
High cost $3.3 Million per MW installed	Low cost $550,000 per MW installed
Limited to shallow waters	Requires deep sea
Government subsidies	Commercially competitive from the outset
Capacity factor 50%	Capacity factor of Hydroelectric Turbines min 6% to max 57%
Variable Power and Energy Output	Controlled and guaranteed Power and Energy Output
Low power to mass ratio	High power to mass ratio
Wind energy resource extraction max 15 m/s	Harnesses full energy resource from 4m/s to 40m/s
No grid sevices	Auxiliary services to the grid - Balancing, Frequency Control, Voltage stability, Reserve, Black Start
Cost **$100 per MWh**	Cost **$45 per MWh**

Vision

Forecasts and projections









Financial Projections

Year	Investment	Investment Type	Sales	Net Profit	Systems Deployed	Energy Generation GWh per year	Price Per MWh($)
2021	$25,000,000	Equity/Grant/CN		-$25,460,000	1	10	
2022			$70,000	-$1,578,000	1	1000	$70
2023	$100,000,000	Equity/Grant/Debt	$70,000	-$16,652,319	100	0	$70
2024	$500,000,000	Equity/Grant/Debt	$21,000,000	$1,685,681		300,000	$70
2025			$63,000,000	$3,737,044	200	900,000	$70
2026			$126,000,000	$50,863,087	300	1,800,000	$70
2027			$231,000,000	$133,141,693	500	3,300,000	$70
2028			$231,000,000	$133,340,815	500	3,300,000	$70

Systems Deployed and Energy Generation GWh per year

Investment, Sales and Net Profit

















Investors









Founders



Lee King is the concept architect, co-founder and CEO of the company. He is a graduate of the University of Aberdeen holding an MA and MSc International Business. He has over 10 years of experience in business management, business development, investment funds, project finance, investment and

technology strategies, as well as within projects focusing on water desalination, water security and energy.



Maryam Hassani, co-founder and CIO Chief Innovation Officer—holds a BA from New York University Abu Dhabi. She was a consultant with EY's Advisory practice focusing on Innovation & Strategy specifically with the MBRIF (Mohammed Bin Rashid Innovation Fund). She has experience operating as a leading innovation strategist and facilitating corporate initiatives and their integration with government entities.



Hayk Vasilyan, co-founder and CTO, is a renowned researcher in manufacturing technologies and materials. He holds a Mechanical Engineering BSc, MSc from the University of Turin, Italy, and a PhD in the field of Computational Engineering and Design at the Rolls-Royce Technology Centre from the University of Southampton. He has a wide range of experience in product design, systems integration, manufacturing technologies, robotics, materials science and renewable energy.



Abdulla Ghaly, co-founder and IT Systems Integrator and IT Director. He is a graduate of Queens Mary University and UCL with an MSc in Electrical and Telecommunications Engineering. He has over 10 years experience as a Telecoms Engineer and IT systems integrator for one of the largest utility companies in the UK.



Laura Dryden, co-founder and People Director, is an accomplished and renowned C-Level executive with a proven track record in developing and building agile tech-culture and performance management strategies. She holds a CIPD Degree in Human Resource Management and is passionate about evolving

the way people work. With a core focus on people, innovation and technology, she is known for her innovative thinking and ability to deliver creative and pragmatic solutions to build high-performance culture in some of the most successful startups in the world.



Donald Naylor, Chief Technical Engineer. Chartered mechanical engineer holding an MA Cambridge University with over 18 years of experience in the design, manufacture, installation and operation of powerful equipment for the marine environment. He has a broad knowledge of mechanical systems, hydraulics, structures, composites, marine operations and other associated technologies as well as being an experienced manager of technical specialists, suppliers and customers. Donald has a track record in building and leading multi-disciplinary teams to tackle technical challenges offshore. In 2008 he was the first engineer to be employed by the wave energy developer Aquamarine Power and, as the company grew, became their Chief Engineer. He designed, built and installed two full scale wave energy converters including the 800kW 'Oyster 800' and was part of managing a $50 million project.

Our values



COURAGEOUSLY CREATIVE
We lead, we create, we innovate



TRAIL BLAZERS
We are the future, we think big and make it happen



BEYOND GREAT, EXCEPTIONAL
We set the standard in everything we do



WHOLEHEARTEDLY SUPPORTIVE
We are candid with one another, we work with trust and respect



ENVIRONMENTAL STEWARDS
We conserve, we protect, we defend



FINANCIALLY SAVVY
We are owners, we invest shrewdly and we share the rewards



UNAPOLOGETICALLY ENTHUSIASTIC
We accept the mission with positivity and passion

Team

	Lee King	CEO
	Maryam Hassani	CIO
	Sohna Ngum	Director of Inclusion & Impact
	Hayk Vasiliyan	CTO
	Deji Kolawale	Head Environmental Engineer
	Laura Dryden	People Director
	Pranay Addepalli	Mechanical Engineer
	Mircea Calarasu	Project Engineer
	Mo Helmy	Head Digital Strategist
	Nathalie Spree	Chief of Staff
	Donald Naylor	Chief Technical Engineer

Republic — where anyone can invest in startups

	Dennis Nwatu	BD
	Aboozy Ghaly	IT Director
	David de Meji	Head Data Science & AI
	Susanna Tshagharyan	Humanitarian Director
	Hannah Forbes	Director of Fundraising
	Ercument Alyanak	Chief Engineer
	Chris Hazzard	Chief Tooling Engineer
	Vlad Ociacia	Chief Design Officer
	Arthur Claire	Head Project Management
	Adrine Zenian	Head Digital Marketing
	Holly Fenton	L&D Director

 Anca Negru   EA

Perks

FAQ

 **Republic**

██████████████████████████

Fwd: [Test] Join the Future, here's your opportunity to invest in Hydro Wind Energy

████████████████████   Sat, Apr 9, 2022 at 5:36 AM
█████████████████████

---------- Forwarded message ---------
From: **QuenchSea** <info@quenchsea.world>
Date: Tue, 22 Feb 2022 at 17:10
Subject: [Test] Join the Future, here's your opportunity to invest in Hydro Wind Energy
To: << Test First Name >> ████████████████

View this email in your browser





Hi << Test First Name >>,

We are running an investment campaign to allow existing and new backers
and customers to invest in Hydro Wind Energy and be part of our journey.

You can learn more about this opportunity by clicking the link below. We're currently accepting reservations. By making the commitment now, you'll be one of our earliest public investors and will have your spot guaranteed for when our campaign officially launches!

Reserve Investment in Hydro Wind Energy

    

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.